United States securities and exchange commission logo





                             December 28, 2022

       Vlad Vitoc
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2022
                                                            CIK No. 0001878313

       Dear Vlad Vitoc:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Janeane Ferrari